Exhibit 99.1

Universe Pharmaceuticals INC Receives Nasdaq Delisting Notice Subject to Hearing Request

Ji’an, Jiangxi, China, Feb. 03, 2025 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced that the Company received a letter from the Nasdaq Stock Market LLC ("Nasdaq") on January 29, 2025, notifying the Company that the Nasdaq staff has determined to delist the Company’s ordinary shares from The Nasdaq Capital Market (the “Delisting Determination”), because the bid price of the Company’s listed securities has closed at less than $1 per share over the previous 30 consecutive business days, and therefore no longer complies with the Nasdaq Listing Rule 5550(a)(2) (the “Rule”). Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Rule. However, pursuant to the Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) due to the fact that the Company effected a reverse stock split on November 18, 2024, or within the prior one-year period.

The Company was provided until February 5, 2025 to request an appeal of the Delisting Determination to the hearing panel. The Company intends to request such hearing to appeal the Delisting Determination before that date, which will stay the suspension of its securities from the date of the request, during which time such securities will continue to be listed on The Nasdaq Capital Market.

If the Company fails to request an appeal of the Delisting Determination by February 5, 2025, trading of the Company’s ordinary shares will be suspended at the opening of business on February 7, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company is considering all potential options available to it to regain compliance with the aforementioned rules, including seeking shareholders’ approval for a reverse stock split.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Contact:

Ms. Lin Yang,
Chief Financial Officer of Universe Pharmaceuticals INC
lin.yang@universe-pharmacy.com